IF YOU DO NOT WANT TO SELL YOUR UNITS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

August 28, 2013

Dear Ironwood Institutional Multi-Strategy Fund LLC Member:

We are writing to inform you of important dates relating to a tender offer (an “Offer”) by Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”).  If you are not interested in having the Fund repurchase your units of limited liability company interest of the Fund (the “Units”), please disregard this notice and take no action.

The Offer will begin on August 28, 2013 and will expire at 11:59 p.m., Eastern Daylight Time, on September 27, 2013.  The purpose of the Offer is to provide liquidity to Members of the Fund.  Units may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Units for purchase by the Fund pursuant to this Offer, please complete and return the enclosed Letter of Transmittal so that it is received by State Street Bank and Trust Company (“State Street”) no later than 11:59 p.m., Eastern Daylight Time, on September 27, 2013.  If you do not wish to have all or any portion of your Units repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR UNITS REPURCHASED.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the Offer, or call Ironwood at (415) 777-2400.

Sincerely,

Ironwood Institutional Multi-Strategy Fund LLC

By:	/s/ Jonathan A. Gans

Jonathan A. Gans
President and Chairman of the Board

IRONWOOD CAPITAL MANAGEMENT
ONE MARKET PLAZA, STEUART TOWER, SUITE 2500, SAN FRANCISCO, CA 94105
PHONE: (415) 777-2400 FAX: (415) 777-2600
ir@ironwoodpartners.com